POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three and six months ended June 30, 2016, the 2015 annual MD&A and the 2015 audited annual consolidated financial statements and notes thereto and other recent filings with Canadian and U.S. securities regulatory authorities, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of August 10, 2016 and was reviewed by the Audit Committee and approved by the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth, the shift in the internal mix of revenue sources and the impact thereof on sustained profitability; the maximization of gross profit and the accretive nature of new deals and products on profitability; enhancing the capabilities of the Corporation’s loyalty commerce platform and its consumer product innovations; development of growth opportunities for the Corporation through access to growing loyalty membership databases; the Corporation’s ability to generate positive returns on its historical and ongoing investments in its loyalty commerce platform and its expansion of new product offerings; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

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Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s second quarter 2016 financial results, and those described in Points’ other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim MD&A, and annual consolidated financial statements and interim condensed consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Directors in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

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BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. Is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products and services help the world’s leading loyalty programs enhance loyalty member engagement and participation and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points’ branded basis. In addition, the Corporation operates the Points.com website, where millions of members manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

Loyalty Programs generate substantial economic benefits and are increasingly seen as strategic marketing and business assets. Points provides products and services which help make loyalty programs more valuable and engaging. Points does not directly compete with loyalty rewards programs and as such operates as a business partner of the loyalty program. Consequently, Points products and services are available to numerous loyalty partners simultaneously to enhance their programs through the Loyalty Commerce Platform (“LCP”), which is the backbone of the Points product and service offerings. The LCP has been designed as an Application Program Interface (“API”) driven transactional platform that provides internal and external product developers easier access to the direct integrations into the Corporation’s technological infrastructure. This approach facilitates loyalty commerce transactions and encourages incremental participation resulting in greater value to a loyalty program partner and their membership base. The LCP offers a consistent interface for developers that is self-serve capable, providing broad access to loyalty transaction capabilities based on the Corporation’s direct integrations with its loyalty program partners. The LCP supports not only the Corporation’s core Buy, Gift and Transfer (“BGT”) products, but also additional loyalty products offered by Points directly or by third party product providers. Additionally, the LCP facilitates the broad distribution of loyalty currencies and loyalty commerce transactions through multiple channels via the newly developed Points Loyalty Wallet.

The Corporation’s business relationships with its Loyalty Partners enables the products and services offered by Points to be exposed to the vast memberships of these loyalty programs. Access to these growing loyalty membership databases provides growth opportunities for the Corporation by increasing the overall level of member engagement with the Corporation’s products in a very cost effective manner. In addition, offering new and innovative products to expand the suite of product offerings on the LCP to existing and new loyalty programs presents an additional growth opportunity for the Corporation. Securing additional Loyalty Partners to utilize our LCP, products and services provides a further growth opportunity for Points. With direct integrations into more than 50 of the world’s leading loyalty programs and access to over 700 million loyalty members, the LCP uniquely positions the Corporation to connect third party channels with highly engaged loyalty program members and the broader loyalty market.

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The Corporation’s e-commerce solutions are utilized by over 50 of the world’s leading loyalty programs, including:

•	United Airlines MileagePlus	•	InterContinental Hotels Group
•	Southwest Airlines Rapid Rewards	•	Amtrak Guest Rewards
•	British Airways Executive Club	•	Hilton HHonors
•	Virgin Atlantic Flying Club	•	Alaska Airlines Mileage Plan
•	AF-KLM Flying Blue	•	Saudi Arabian Airlines Alfursan
•	Starwood Preferred Guest	•	Delta Air Lines SkyMiles
•	Hyatt Gold Passport	•	American Airlines AAdvantage
•	JetBlue TrueBlue	•	Lanpass
•	La Quinta Returns	•	Miles & More

In 2016, Points expects to deliver over $400 million annually in additional revenue for partners whose loyalty program members number over 700 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to loyalty program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income.

Principal Revenue:
Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from loyalty program partners at wholesale rates and resells them directly to consumers. The Corporation has a substantial level of responsibility with respect to operations, marketing, pricing and commercial transaction support. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk.

Other Partner Revenue:
Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currencies for loyalty program partners and other revenue received from partners which is not transactional in nature.

Interest Income:
Lastly, as part of its operating economics, the Corporation earns interest income on the cash flows generated by its products and services.

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The Loyalty Market

Year-over-year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for program operators. According to the Colloquy group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. increased from 2.6 billion in 2012 to 3.3 billion in 2014, representing an increase of 27%. In addition, the average U.S. household belonged to 29 loyalty programs as of 2014, versus 22 loyalty programs in 2012 (source: 2015 Colloquy Loyalty Census, February 2015). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, specialty retail, and financial services industries continue to be dominant in loyalty programs in the U.S., smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large ecommerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to provide innovative value propositions in order to drive activity in their programs.

In light of this environment, the Corporation continues to advance the functionality of its LCP which provides external product developers easy access to the direct integrations with the Corporation’s loyalty program members. The LCP provides a medium to more easily facilitate transactions and provide greater value to a program’s membership base. The Corporation continues to focus on innovation and be highly engaged in a quickly developing loyalty industry. As the Corporation continues to advance the platform’s capabilities, management believes the addressable market opportunity for the Corporation will continue to increase.

QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended June 30, 2016 include:

  Quarterly revenue of $83,864, an increase of $15,966 or 24% from the prior year quarter;

  Quarterly gross profit of $11,160, a decrease of $161 or 1% from the prior year quarter
  (please refer to ‘Revenue, Direct Costs and Gross Profit’ on page 8 for definition and explanation);

  Net income of $931, a decrease of $790, or 46% from the prior year quarter;

  Earnings before taxes, depreciation, amortization, share-based compensation and foreign exchange (“Adjusted EBITDA”) of $3,226, lower by $627 or 16% from the prior year quarter (please refer to ‘Adjusted EBITDA’ on page 12 for definition and explanation); and,

  As at June 30, 2016, the Corporation had cash and cash equivalents of $55,371 and no debt.

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SELECTED FINANCIAL INFORMATION
(All amounts are in thousands of US dollars unless otherwise stated)

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months ended		For the six months ended
(In thousands of US dollars, except share and	June 30,	June 30,	June 30,	June 30,
per share amounts) (unaudited)	2016	2015	2016	2015
Revenue	$83,864	$67,898	$157,424	$135,015
Gross profit[1]	11,160	11,321	21,355	22,622
Other operating costs	8,624	8,038	16,520	15,760
Adjusted EBITDA[2]	3,226	3,853	6,193	7,933
Operating income[3]	1,151	2,541	2,440	5,107
Net income	$931	$1,721	$1,824	$3,436
Earnings per share
Basic	$0.06	$0.11	$0.12	$0.22
Diluted	$0.06	$0.11	$0.12	$0.22
Weighted average shares outstanding
Basic	15,265,394	15,614,542	15,282,041	15,640,421
Diluted	15,281,923	15,665,994	15,294,016	15,713,499
Total assets	$103,380	$88,044	$103,380	$88,044
Total liabilities	$57,723	$45,083	$57,723	$45,083
Shareholders' equity	$45,657	$42,961	$45,657	$42,961

1Gross profit is a non-GAAP financial measure. Refer to page 8 for definition and explanation.

2Adjusted EBITDA is a non-GAAP financial measure. Refer to page 12 for definition and explanation.

3Operating income is an additional GAAP measure presented in the financial statements, and is defined as Net income before Interest and Income tax expense. Management presents this additional GAAP measure to provide comparability to companies in different tax jurisdictions.

BUSINESS RESULTS AND DEVELOPMENTS

Financial results for the second quarter of 2016 reflect strong year over year revenue growth and continued investment in the Corporation’s loyalty products powered by the LCP. Throughout the first half of 2016, the Corporation continued to build momentum for its new Points Travel and Points Loyalty Wallet products, successfully launching new partnerships with these new products.

During the second quarter of 2016, the Corporation continued to generate strong year over year revenue growth. Revenues were $83,864 in the second quarter of 2016, an increase of 24% over the same quarter of 2015, largely due to strong organic growth from the Corporation’s existing loyalty program partners. In contrast, gross profit dollars decreased 1% from the second quarter of 2015 to $11,160. The revenue and gross profit profile in the second quarter were reflective of promotional activity that was heavily weighted towards lower margins but larger reseller relationships, which reduced total gross profit. From a profitability perspective, Adjusted EBITDA decreased 16% from the prior year quarter to $3,226 due to the impact to gross profit and increased operating costs as the Corporation focused on technology and marketing initiatives to pursue its sizeable pipeline.

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The Corporation continued to invest in its LCP and consumer product innovations in 2016. Leveraging these platform developments and product innovation efforts, the Corporation was successful in executing against its new partner pipeline in the first half of 2016 as evidenced by the growth in revenue.

The Points Travel product connects online hotel bookings with loyalty, quickly integrating into a loyalty program’s web and mobile properties to create a unique travel e-commerce offering that is program-branded and leverages the transactional capabilities of the LCP. To date in 2016, the Corporation announced and launched several additional loyalty program partners onto to the Points Travel platform. First, the Corporation launched a new partnership with La Quinta Returns, enabling members the ability to redeem their La Quinta points account balances or a combination of loyalty currency and cash for online bookings at thousands of luxury hotels and resorts. Second, the Corporation launched Air France-KLM’s Flying Blue program onto the Points Travel platform. Flying Blue members can now accelerate their earnings when booking hotels, or redeem their Flying Blue currency for hotels. Further, just after the end of the second quarter, the Corporation signed a new partnership with a leading North American retail coalition loyalty program with more than 10 million active members onto the Points Travel platform. Lastly, shortly after the end of the second quarter, the Corporation signed a new partnership with Hawaiian Airlines, the largest airline in Hawaii, onto the Points Travel Platform, such that Hawaiian Airlines loyalty members can redeem their HawaiianMiles for hotels around the globe. Along with Miles & More, which was launched at the end of 2015, these new product launches represent a distinct product offering to the world’s loyalty programs, further increasing the addressable market opportunity for the Corporation by connecting loyalty with the online travel vertical.

In addition, the Corporation was successful in executing against the pipeline of Loyalty Wallet partners in the second quarter. The Loyalty Wallet, powered by the LCP, facilitates the broad distribution of loyalty currencies by engaging program members in the channels they use with relevant transactions. Loyalty Wallet users will be able to store loyalty information from more than 100 loyalty reward currencies, making it easier to earn and use loyalty currencies. During the second quarter of 2016, the Corporation finalized a new partnership with App in the Air, a travel application that helps users navigate their travel experience. Points now powers App in the Air’s loyalty section, giving users the ability to track and transact between their favourite loyalty programs. App in the Air becomes another loyalty wallet partnership announced by the Corporation, joining the Royal Bank of Canada, the largest financial institution in Canada.

The Corporation’s core retailing business remains strong. In the first quarter of 2016, the Corporation announced multi-year partnership extensions with two of its larger principal partners, Southwest Airlines Rapid Rewards and Air France-KLM’s Flying Blue programs. These partnership extensions, combined with existing deals in place at the beginning of the year, represent 75% of 2015 revenue locked into long-term contracts. In addition, in the second quarter of 2016, the Corporation launched the new principal partnership with Shangri-La hotels, a premier hotel network that that operates hotels across North America, Europe, Australia, China, and the Middle East. Through these new contracts and contract extensions, Points will continue to power the BGT and business incentive programs for these loyalty program partners.

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Lastly, Points reinitiated its Normal Course Issuer Bid (“NCIB”) during the first quarter of 2016 to repurchase and cancel up to 764,930 of its common shares as part of its commitment to creating shareholder value. The Corporation’s balanced capital allocation strategy leverages its strong balance sheet to invest in growth opportunities while returning value to shareholders.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS PROFIT

Gross profit, defined by management as total revenues less direct costs of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross profit is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross profit generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred to generate principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase of such currency, and credit card processing fees.

	For the three months ended		For the six months ended
(In thousands of US dollars)
(unaudited)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Principal revenue	$80,529	$64,930	$151,270	$127,555
Other partner revenue	3,288	2,951	6,061	7,427
Interest revenue	47	17	93	33
Total revenue	83,864	67,898	157,424	135,015
Direct cost of principal revenue	72,704	56,577	136,069	112,393
Gross profit[1]	$11,160	$11,321	$21,355	$22,622
Gross margin[2]	13%	17%	14%	17%

1Gross profit is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 8 for definition and explanation.

2 Gross margin is a non-GAAP financial measure and is defined as Gross profit as a percentage of Total revenue.

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Revenue and gross profit growth are dependent on various factors, including the timing and size of promotional campaigns that are placed in market by the Corporation, the growth in loyalty program partner’s membership base, and the effectiveness of merchandising and marketing efforts and channels initiated by the Corporation to generate incremental revenues.

The Corporation generated revenues of $83,864 for the three months ended June 30, 2016, an increase of $15,966, or 24% over the second quarter of 2015. Revenues for the six month period ended June 30, 2016, increased $22,409 or 17% over the comparable prior year period. The year over year increase in the second quarter was primarily driven by over 20% organic growth from existing partnerships, as the promotional calendar in the second quarter of 2016 was stronger for certain principal partners relative to the prior year quarter.

Principal revenue for the second quarter of 2016 was $80,529, an increase of $15,599 or 24% over the second quarter of 2015. During the three month period ended June 30, 2016, organic growth across loyalty partners in both the airline industry and the hotel industry contributed to the increase in principal revenue over the comparable quarter in 2015. On a year to date basis, principal revenue for the six month period ended June 30, 2016 increased $23,715 or 19% over the comparable prior year period. The year to date increase in principal revenue was driven by strong organic growth from the Corporation’s principal partners.

Other partner revenue for the second quarter of 2016 was $3,288, and increased by $337 or 11%, over the second quarter of 2015. The increase is due to strong organic sales growth and the launch of additional products with existing partners. Other partner revenue for the six month period ended June 30, 2016, decreased $1,366 or 18% over the comparable prior year period. The year over year decrease was primarily due to the departure of the US Airways BGT products at the end of the prior year quarter. Revenues from this partnership were recorded in other partner revenue in the first quarter of 2015.

Gross profit for the second quarter of 2016 was $11,160, a decrease of $161, or 1%, from the prior year quarter. The slight decrease in gross profit was mainly attributed to promotional activities that were more heavily weighted towards large reseller partnerships with a lower gross margin profile. Gross margin moved from 17% in both the second quarter of 2015 and for the six months ended June 30, 2015, to 13% in the second quarter of 2016 and 14% for the six months ended June 30, 2016. The decrease was primarily due to the mix of partner and product revenues relative to the prior year period, as well as the departure of US Airways, which was recognized as other partner revenue in the first quarter of 2015.

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ONGOING OPERATING COSTS

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars) (unaudited)	2016	2015	2016	2015
Employment costs	$6,214	$5,823	$12,117	$11,747
Marketing and communications	461	399	787	674
Technology services	416	361	790	631
Operating expenses	1,533	1,455	2,826	2,708
Total ongoing operating costs	$8,624	$8,038	$16,520	$15,760

Ongoing operating costs are predominantly cash-based expenditures and include employment costs, marketing and communications expenditures, technology service costs and operating expenses. The majority of ongoing operating costs are predominantly in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate the impact of foreign exchange volatility, management enters into foreign exchange forward contracts for the majority of its predictable Canadian dollar expenditures on a rolling 12-month basis.

Ongoing operating costs for the second quarter of 2016 increased by $586 or 7%, compared to the prior year quarter. For the six months ended June 30, 2016, ongoing operating costs increased by $760 or 5% over the comparable prior year period. The increase reflects the Corporation’s initiatives towards advancements in technological infrastructure, product development and marketing efforts as reflected in the increase in employment costs, technology services and marketing expenses. The increase was largely offset by foreign exchange benefits from the weakness of the Canadian dollar in the first half of 2016 compared to the first half of 2015. Further details of the changes in ongoing operating costs are provided below.

Employment costs

Employment costs, including salaries and bonuses, employee share-based compensation expenses, contract labour charges, recruiting, benefits and other related taxes, are predominantly in Canadian dollars. Employment costs of $6,214 in the second quarter of 2016 increased by $391 or 7% over the second quarter of 2015. For the six months ended June 30, 2016, employment costs increased $370 or 3% from the comparable prior year period.

Full-time employees (“FTEs”) in the second quarter of 2016 were 210, an increase of 15, from 195 in the second quarter of 2015. The increase reflects additional resources added over the last twelve months, largely in the areas of technology, product, and marketing. FTEs in the second quarter of 2016 included 22 contract and short term roles. New resource additions were made to the Corporation’s San Francisco office, which was acquired in the Corporation’s acquisition of Accruity Inc. in April of 2014, and select hires in the Toronto head office. Personnel in the San Francisco office were predominantly technology and product based and focused on expanding the Corporation’s Loyalty Wallet and Points Travel innovations.

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The incremental employment costs associated with the increased FTEs were partially offset by foreign exchange benefits from the Canadian dollar which was weaker in the first half of 2016 compared to the same period in 2015.

Included in employment costs are share-based compensation costs that are excluded in the calculation of Adjusted EBITDA. The Corporation has two share-based compensation plans for its employees: a share option plan and a share unit plan.

Marketing and communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations costs, and other online marketing and promotional activities. Marketing and communication costs for the second quarter of 2016 increased by $62, or 16%, from the second quarter of 2015. For the six months ended June 30, 2016, marketing and communications costs increased $113 or 17% versus the comparable prior year period. These increases were mainly due to the increased promotional activities, stronger publicity efforts and increased consumer research conducted during 2016.

Technology Services

Technology services include online hosting and managed services, equipment rental, and software license fees. Technology service costs for the second quarter of 2016 increased by $55, or 15%, from the prior year quarter. For the six months ended June 30, 2016, technology services costs increased $159 or 25% versus the comparable prior year period. The year over year increase was primarily attributable to increased data security costs, software licensing fees and infrastructure costs.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the second quarter of 2016 increased by $78, or 5%, from the prior year quarter. For the six months ended June 30, 2016, operating expenses increased $118 or 4% versus the comparable prior year period. The year over year increase was largely due to higher professional fees.

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Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, depreciation and amortization, share-based compensation and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars)(unaudited)	2016	2015	2016	2015
Net income	$931	$1,721	$1,824	$3,436
Income tax expense	220	820	616	1,671
Depreciation and amortization	1,297	883	2,227	1,760
Foreign exchange loss (gain)	88	(141)	168	(5)
Share-based compensation	690	570	1,358	1,071
Adjusted EBITDA[1]	$3,226	$3,853	$6,193	$7,933
Gross Profit[2]	$11,160	$11,321	$21,355	$22,622
Adjusted EBITDA[1] as a % of Gross Profit[2]	29%	34%	29%	35%

1 Adjusted EBITDA is a non-GAAP financial measure. Refer to page 12 for definition and explanation.

1Gross profit is a non-GAAP financial measure. Refer to page 8 for definition and explanation.

For the quarter ended June 30, 2016, the Corporation’s Adjusted EBITDA was $3,226, a decrease of $627 or 16% from the second quarter of 2015. For the six months ended June 30, 2016, Adjusted EBITDA was $6,193, a decrease of $1,740 or 22% over the comparable prior year period. These decreases were primarily the result of decreased gross profit during the quarter and increased ongoing operating costs.

Adjusted EBITDA as a percentage of gross profit is viewed by management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and strategic investments. For the quarter ended June 30, 2016, Adjusted EBITDA as a percentage of gross profit was 29%, a decrease from 34% in the prior year quarter. For the six months ended June 30, 2016, Adjusted EBITDA as a percentage of gross profit was 29%, down from 35% in the comparable prior year period. The changes observed were primarily due to a decrease in gross profit due to the increased cost of promotional activity with the Corporation’s loyalty program partners.

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DEPRECIATION, AMORTIZATION AND INCOME TAX EXPENSES

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars) (unaudited)	2016	2015	2016	2015
Depreciation and amortization	$1,297	$883	$2,227	$1,760
Foreign exchange loss (gain)	88	(141)	168	(5)
Income tax expense	220	820	616	1,671
Total	$1,605	$1,562	$3,011	$3,426

Depreciation and amortization expense

Depreciation and amortization expense in the second quarter of 2016 increased $414, or 47%, from the second quarter of 2015. For the six months ended June 30, 2016, depreciation and amortization expense increased $467 or 27% over the comparable prior year period. The increase from the prior year periods was due to additional amortization incurred from internally developed systems which became available for use throughout the second half of 2015 and the first half of 2016, and the increased amortization of leasehold improvements due to the revised termination date of the existing head office premises.

Foreign exchange gain / loss

The Corporation is exposed to Foreign Exchange (“FX”) risk as a result of transactions in currencies other than its functional currency, the US dollar. FX gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payable and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated at the period-end FX rate. The net effect after translating the balance sheet accounts is recorded in the condensed consolidated interim statement of comprehensive income for the period.

The majority of the Corporation’s revenues in the second quarter of 2016 were transacted in US dollars and EUROs. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to FX risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

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For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended June 30, 2016, the Corporation reclassified a loss of $22, net of tax, from other comprehensive income into net income (2015 - reclassified loss of $236, net of tax, from other comprehensive loss into net income). The cash flow hedges were effective for accounting purposes during the six months ended June 30, 2016. Realized losses from the Corporation’s hedging activities, in 2016, were driven by the changes in the relative strength of the U.S. dollar relative to the Canadian dollar.

For the quarter ended June 30, 2016, the Corporation recorded a foreign exchange loss of $88 compared with a foreign exchange gain of $141 in the second quarter of 2015. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

Income Tax Expense

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $220 for the quarter ended June 30, 2016 compared to $820 in the prior year quarter. Income tax expense was $616 for the six months ended June 30, 2016. This expense largely relates to the recognition of current tax liabilities, as the Corporation generated taxable income in the second quarter of 2016.

NET INCOME AND EARNINGS PER SHARE

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts) (unaudited)	2016	2015	2016	2015
Net income	$931	$1,721	$1,824	$3,436
Earnings per share
Basic	$0.06	$0.11	$0.12	$0.22
Diluted	$0.06	$0.11	$0.12	$0.22

The Corporation reported net income of $931 for the quarter ended June 30, 2016 compared with net income of $1,721 for the quarter ended June 30, 2015. The decrease from the prior year quarter was largely due to lower Adjusted EBITDA and higher depreciation and amortization charges, partially offset by decreased income tax expense.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,265,394 common shares for the quarter ended June 30, 2016, compared with 15,614,542 common shares for the quarter ended June 30, 2015. The Corporation reported basic earnings per share and diluted earnings per share of $0.06 for the second quarter of 2016 compared with basic earnings per share and diluted earnings per share of $0.11 for the second quarter of 2015.

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BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at	June 30,	December 31,
(In thousands of US dollars) (unaudited)	2016	2015
Cash and cash equivalents	$55,371	$51,364
Restricted cash	500	1,000
Funds receivable from payment processors	5,791	6,588
Accounts receivable	3,596	2,988
Prepaid expenses and other assets	2,553	1,256
Total current assets	$67,811	$63,196
Property and equipment	1,229	1,466
Intangible assets	18,056	18,616
Goodwill	7,130	7,130
Deferred tax assets	1,433	1,755
Long-term investment	5,000	5,000
Other assets	2,721	2,765
Total non-current assets	$35,569	$36,732

Accounts payable and accrued liabilities	$5,356	$5,808
Payable to loyalty program partners	50,841	49,526
Current portion of other liabilities	833	1,852
Total current liabilities	$57,030	$57,186
Deferred tax liabilities	445	425
Other liabilities	248	122
Total non-current liabilities	$693	$547
Total shareholders’ equity	$45,657	$42,195

Cash and cash equivalents

The Corporation’s cash and cash equivalents balance increased $4,007 compared to the end of 2015. The increase in cash and cash equivalents was due to incremental Adjusted EBITDA earned during the six months ended June 30, 2016, partially offset by cash outflows related to the Corporation’s NCIB, increased investment in capital assets and intangible assets, and changes in working capital balances.

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Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance decreased $797 compared to the end of 2015, which is attributable to the timing of promotional activities. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the period, and when the receivable balances have not been settled in cash by payment processors for the increased credit card transaction activity at period end.

Prepaid expenses and other assets

The Corporation’s prepaid expenses and other assets balance increased $1,297 compared to the end of 2015. This increase was primarily the result of incremental software licenses, a deposit for the lease on the new head office premises and corporate insurance renewals as well as favourable mark-to-market movements on the Corporation’s foreign exchange forward contracts.

Accounts payable and accrued liabilities

The Corporation’s accounts payable and accrued liabilities balance decreased $452 compared to the end of 2015, and is primarily due to the timing of payments including the Corporation’s annual employee incentives.

Payable to loyalty program partners

The Corporation’s payable to loyalty program partners balance increased $1,315 compared to the end of 2015, which is primarily attributable to the timing of payments made to loyalty partners. The Corporation will typically remit funds to loyalty program partners approximately 30 days after the month of loyalty currency sales.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	June 30,	December 31,	June 30,
(In thousands of US dollars)(unaudited)	2016	2015	2015
Cash and cash equivalents	$55,371	$51,364	$40,535
Restricted cash	500	1,000	1,304
Funds receivable from payment processors	5,791	6,588	5,190
Total funds available	61,662	58,952	47,029
Payable to loyalty program partners	50,841	49,526	38,747
NET OPERATING CASH[1]	$10,821	$9,426	$8,282

Total current assets	$67,811	$63,196	$53,288
Total current liabilities	57,030	57,186	44,417
WORKING CAPITAL[2]	$10,781	$6,010	$8,871

1 Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, Funds receivable from payment processors, and Security deposits) less amounts Payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’ therefore it is unlikely to be comparable to similar measures presented by other issuers.

2 Management defines “Working Capital” as ‘Total current assets’ less ‘Total current liabilities’.

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The Corporation’s financial strength is reflected in its balance sheet. As at June 30, 2016, the Corporation continues to remain debt free with $10,821 of net operating cash. Net operating cash increased $1,395 from December 31, 2015. The increase is primarily due to Adjusted EBITDA of $6,193 generated in the six month period ended June 30, 2016, partially offset by capital and intangible asset additions in the amount of $1,430, cash used for NCIB share repurchases in the amount of $675, the deposit of $325 for the new head office lease, and changes in other working capital balances.

The Corporation’s working capital (defined as current assets minus current liabilities) was $10,781 at June 30, 2016 compared to working capital of $6,010 as at December 31, 2015. Working capital increased primarily due to Adjusted EBITDA generated during the six month period ended June 30, 2016, slightly offset by investing and financing activities during the period. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

On June 23, 2016, the Corporation amended its bank credit facility agreement with Royal Bank of Canada. As at June 30, 2016, the following two facilities are available until May 31, 2017. The first facility is a revolving operating facility in the amount of $8,500. The second facility is a term loan facility of $5,000 to be used solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. The term loan facility of $7,000 to fund repurchases of the Corporation’s common shares expired unutilized on March 8, 2016 and was not renewed. No amounts have been drawn to date under these facilities.

Sources and Uses of Cash

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars) (unaudited)	2016	2015	2016	2015
Operating activities	$9,440	$(2,900)	$5,070	$7,305
Investing activities	(132)	53	(930)	(1,277)
Financing activities	(400)	(2,161)	(670)	(2,798)
Effects of exchange rates	760	(585)	537	437
Change in cash and cash equivalents	$9,668	$(5,593)	$4,007	$3,667

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. The Corporation experienced an increase in cash from operating activities on a quarterly basis primarily due to the timing of payments to loyalty program partners.

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Investing Activities

Cash used in investing activities during the second quarter of 2016 included internally developed systems and the purchase of capital assets. Development efforts in the second quarter included additional development features to enable the technological scalability of the LCP and the advancement of the Loyalty Wallet and Points Travel products. For the remainder of 2016, the Corporation will continue to focus a significant amount of its development resources on adding new capabilities to the LCP and its consumer product innovations.

Financing Activities

Cash flows used in financing activities for the three and six month periods ended June 30, 2016 were primarily related to the NCIB share repurchases which was reinitiated in March 2016.

Contractual Obligations and Commitments

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$7,733	$880	$1,353	$1,403	$1,210	$2,887
Principal revenue(2)	558,648	84,796	166,558	171,320	135,937	37
	$566,381	$85,676	$167,911	$172,723	$137,147	$2,924

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.
(3) The guarantees and commitments schedule is prepared on a rolling 12-month basis. Principal revenue contract guarantees are excluded from the commitments table once the minimum threshold is surpassed as the Corporation’s contractual commitment is satisfied.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners. Under this type of guarantee, in the event that the sale of loyalty program currencies are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has a balance of $2,926 on the consolidated balance sheet representing mileage reward currencies acquired as part of prepaid and other assets. No amounts were expended in this regard in the three months ended June 30, 2016.

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Transactions with Related Parties

Certain members of the Board of Directors, or their related parties, hold positions in other companies that result in them having control or significant influence over those companies. Two of these companies transacted with the Corporation during the quarter. The terms and conditions of these transactions are consistent with those conducted with third parties at arm’s length. The amounts owing are unsecured, interest-free and due for payment under normal payment terms from the date of the transaction.

The Corporation incurred the following amounts relating to these transactions as follows:

	Transaction values for the		Transaction values for the six
	three months ended June 30,		months ended June 30,
	2016	2015	2016	2015
Marketing expenses	$23	$25	$45	$50

Technology services expenses	$-	$-	$3	$-

The Corporation has an investment in China Rewards which allows it to elect one member of the Board of Directors. As at June 30, 2016, the Corporation had a receivable of $93 from China Rewards (December 31, 2015: $93). The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 86,717 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at August 10, 2016 (figures in CAD$).

Security Type	Expiry date	Number	Exercise Price
Option	December 2, 2016	1,500	9.02
Option	March 19, 2017	85,217	9.74
Total		86,717

OUTSTANDING SHARE DATA

As of August 10, 2016, the Corporation has 15,224,320 common shares outstanding.

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As of the date hereof, the Corporation has outstanding options to acquire up to 750,646 common shares. The options have exercise prices ranging from $9.02 to $30.84 with a weighted average exercise price of $15.39. The expiration dates of the options range from December 2, 2016 to May 12, 2021.

The following table lists the common shares issued and outstanding as at August 10, 2016 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,224,320
Convertible Securities: Share options	750,646	CAD$ 11,555,694
Common Shares Issued & Potentially Issuable	15,974,966	CAD$ 11,555,694
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	779,214

(1) “ESOP” is defined as the Employee Stock Option Plan. The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

Three month period	Total		Basic	Diluted
ended	Revenue	Net income	earnings	earnings
			per share	per share
June 30, 2016	$ 83,864	$ 931	$ 0.06	$ 0.06
March 31, 2016	73,560	893	0.06	0.06
December 31, 2015	80,228	961	0.06	0.06
September 30, 2015	81,133	768	0.05	0.05
June 30, 2015	67,898	1,721	0.11	0.11
March 31, 2015	67,117	1,715	0.11	0.11
December 31, 2014	64,841	1,468	0.10	0.09
September 30, 2014	61,446	1,553	0.10	0.10

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Through years of successfully building and expanding partnerships with loyalty programs around the world, and deepening its understanding of loyalty program membership bases, the Corporation has built a reputation of being a leading provider of e-commerce solutions for the global loyalty rewards industry. Since inception, the Corporation has worked to gain the trust of loyalty rewards programs of leading businesses in many industries. In its earlier years, the Corporation focused its attention on developing relationships with companies in the airline industry in the US and in Europe. In more recent years, the Corporation has focused on diversifying its loyalty program partnership base, and has placed attention on other industries which are growing and include the hotel loyalty industry, financial services industry, and the speciality retail sector. Through the addition of new partnerships year after year, the Corporation has been able to generate increased revenues on a consistent basis. In addition to this, the Corporation has been able to grow revenues with existing partnerships year over year, as it increases its understanding of loyalty program members through the use of direct marketing techniques and effective consumer analytics. In addition, revenue growth has come from the ability to sell additional loyalty products and services to existing partners. Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability.

The Corporation’s revenues are primarily impacted by retention of existing partnerships and products, new partnerships and products launched during the year, and the level and type of promotional activity offered to loyalty program members during the year. In the absence of any new partner or products launched, quarterly revenues will be impacted by the level of marketing and promotional activity carried out with loyalty program members which will vary quarter over quarter. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time, however this is dependent on changes in the Corporation’s partnership base and effectiveness of promotional activity.

The Corporation’s net income will reflect the growth in gross profit relative to the growth in expenses. Since 2013, the Corporation has gradually increased investments intended to advance its LCP. Beginning in 2014, additional investments were made, including the acquisition of Accruity Inc., that have focused on expanding the new product offerings, such as Points Travel and the Loyalty Wallet. These increased investment levels have resulted in increased ongoing operating costs, however the Corporation anticipates these investments will generate positive return to the Corporation in future periods.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s MD&A and consolidated financial statements for the year ended December 31, 2015. The preparation of the consolidated financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by Corporation and could have an impact on future periods.

•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018);
•	IFRS 9, Financial Instruments (effective January 1, 2018); and
•	IFRS 16, Leases (effective January 1, 2019).

These changes are described in detail in the Corporation’s 2015 annual report. The Corporation is assessing the impacts of the above standards on its condensed consolidated interim financial statements.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2015. There have been no changes to the risks and uncertainties during the quarter ended June 30, 2016.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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